Exhibit 12.1

NII HOLDINGS, INC.
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS
TO FIXED CHARGES
(dollars in thousands)

	Three Months Ended
	March 31,
	2004	2003
	Restated	Restated
(Loss) income from continuing operations before income tax	$(31,107)	$23,101
Add:
Fixed charges	21,044	18,715
Amortization of capitalized interest	1,715	1,496
Less:
Interest capitalized	581	1,863
Equity in (losses) gains of unconsolidated affiliates	—	—
Losses attributable to minority interests	—	—

Earnings as adjusted	$(8,929)	$41,449

Fixed charges:
Interest expense on indebtedness (including amortization of debt expense and discount)	$16,199	$13,920
Interest capitalized	581	1,863
Portion of rent expense representative of interest (30%)	4,264	2,932

Fixed charges	$21,044	$18,715

Ratio of earnings to fixed charges	—	2.21

Deficiency of earnings to cover fixed charges	$29,973	$—